Exhibit 21.1

SUBSIDIARIES OF ENVERIC BIOSCIENCES, INC.

Subsidiary	Jurisdiction of Organization
Jay Pharma Inc.	Ontario, Canada
1306432 B.C. Unlimited Liability Company	British Columbia, Canada
Enveric Biosciences Canada, Inc.	British Columbia, Canada
MagicMed USA, Inc.	Massachusetts, USA